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SEC FILE NUMBER

8-006603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECD S.E.C.
MAR 1 - 2005
1086

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **THE HOUSE OF SECURITIES COMPANY**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 W. CHURCH STREET
(No. and Street)

FREDERICK MD 21701
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM FLORIA 301-698-4118
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name)*

1000 CONNECTICUT AVENUE, NW, SUITE 801, WASHINGTON, DC 20036
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, WILLIAM FLORIA, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of THE HOUSE OF SECURITIES COMPANY, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

MY COMMISSION EXPIRES 05/01/2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE HOUSE OF SECURITIES COMPANY

STATEMENT OF FINANCIAL CONDITION

AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1000 CONNECTICUT AVENUE, N.W., SUITE 801
WASHINGTON, DC 20036

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

INDEPENDENT AUDITORS' REPORT

Board of Directors
The House of Securities Company

We have audited the accompanying statement of financial condition of The House of Securities Company at December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The House of Securities Company at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

February 26, 2005

THE HOUSE OF SECURITIES COMPANY

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	50,044
Commissions receivable		13,659
Securities owned		3,060
Fixed assets and software development costs (net of accumulated depreciation and amortization of $11,736)		3,073
Total assets	$	69,836

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	31,994
Total Liabilities		31,994
STOCKHOLDERS' EQUITY		
Common stock, ($10 par value; 100,000 shares authorized, 32,337 issued and outstanding)		323,368
Additional paid-in capital		62,040
Accumulated deficit		(347,566)
Total stockholders' equity		37,842
Total liabilities and stockholders' equity	$	69,836

The accompanying notes are an integral part of these statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer specializing in the sale of mutual fund shares. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

The Company is a wholly owned subsidiary of QUADS Financial Group, Inc.

Commissions earned are recognized as the related sales are executed.

Income taxes are provided for all items included in the statement of operations, regardless of the period such items are reported for tax purposes. Deferred taxes are provided for material temporary differences in the timing of recognition of revenue and expenses. For income tax purposes, the Company uses the cash basis of accounting.

Furniture and fixtures are depreciated using the straight-line method and the MACRS method with lives ranging from five to ten years for financial reporting purposes.

NOTE 2 - NET CAPITAL REQUIREMENTS

The firm is subject to the net capital rule of the Securities and Exchange Commission. This rule requires that the firm's ratio of "aggregate indebtedness," as defined, to "net capital," as defined, not exceed 15 to 1. At December 31, 2004, the firm's ratio of aggregate indebtedness to net capital was .99 to 1, and net capital was $32,291, as compared to the required minimum net capital of $25,000.

NOTE 3 - EXEMPTION FROM RULE 15c3-3

The Company is exempt from the provisions of the Securities and Exchange Commission Customer Protection Rule (15c3-3) to maintain a special reserve bank account under sections (K)(2)(i)and (K)(2)(ii).

NOTE 4 - CASH EQUIVALENTS

The Company considers investments in certificates of deposit with maturity dates within three months of year end as cash equivalents for purposes of the Statement of Cash Flows.

(Continued)

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company is affiliated with Investors Management Corporation of America (INMANCO) through common stock ownership and control. The two companies have an arrangement where by INMANCO provides management services and pays certain administrative costs of the Company, including rent, telephone, various office expenses, and professional services. In return the Company pays periodic management fees to INMANCO which are applied to cover these costs. During the year the Company paid $7,315 to IMANCO Under this agreement.

QUADS Trust Company and Qualified Investors Management Company are also wholly owned subsidiaries of QUADS Financial Group, Inc. and operate from the same building as the Company.

QUADS Financial Group, Inc. also owns Independent Hose Financial Partnership which owns fifty percent of the building from which substantially all the operations of the Company and its affiliates are conducted. The space which The House of Securities Company occupies is leased by QUADS Financial Group, Inc. from Independent Hose Financial Partnership.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reported period. Actual results could differ from these estimates.

NOTE 8 - PROFIT SHARING PLAN

In 1993, the Company established a standardized 401 (K) profit sharing plan in which all non-exempt employees meeting certain age and service requirements are eligible to participate. Contributions to the plan are made by salary deductions and discretionary employer matching contributions. The Company did not elect to make any discretionary contributions during the year.

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1000 CONNECTICUT AVENUE, N.W., SUITE 801
WASHINGTON, DC 20036

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ON THE INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5

Board of Directors
The House of Securities Company

In planning and performing our audit of the financial statements of The House of Securities Company for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC) we made a study of the practices and procedures followed by The Company including test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17-a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Bathoff & Company, P.C.

February 26, 2005